1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

March 24, 2020

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Karen Rossotto, Esq.

Re:	Franklin BSP Private Credit Fund, File No. 811-23492, 333-234759 (the “Fund”)

Dear Ms. Rossotto:

This letter responds to comments that you provided to Jonathan H. Gaines of Dechert LLP in a telephonic discussion on March 4, 2020 with respect to Pre-Effective Amendment No. 1 to the Registrant’s registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on January 17, 2020 on behalf of the Fund, a non-diversified, closed-end management investment company. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Cover Comments

1.	Comment: In the Principal Investment Strategies subsection, please revise the disclosure to clarify that it is the belief of the adviser, and not a factual statement, that the Fund’s target investments will leverage “…the large, persistent and attractive market opportunity created by an imbalance between middle market companies’ demand for credit and the ability of middle market companies to obtain credit.”

Response: The disclosure has been revised accordingly.

2.	In the Interval Fund subsection, please provide a cross-reference the share repurchase risk factor in addition to the cross reference to the share repurchase section generally.

Response: The disclosure has been revised accordingly.

3.	Comment: Please bold the risk factors presented on the Cover Page in the final version.

Response: The disclosure has been revised accordingly.

Prospectus Summary

4.	Comment: In the Investment Opportunities and Strategies subsection, please remove the paragraph entitled “Utilize the experience and expertise of the principals of BSP.” This paragraph may be placed elsewhere in the Prospectus Summary or in the “Investment Objective, Opportunities and Strategies” section.

Response: The disclosure has been revised accordingly.

5.	Comment: Somewhere in the Registration Statement, please explain in plain English the meaning of various loan terminology, such as ‘senior secured’.

Response: The disclosure has been revised accordingly.

6.	Comment: In the Unlisted Closed-End Interval Fund Structure subsection, please consider revising disclosure to clarify that the shares will not be traded on an exchange.

Response: The disclosure has been revised accordingly.

Prospectus

7.	Comment: On page 28, in Risk Factors, please conform the list of the instruments in which the Fund primarily invests to the Fund’s principal investment strategy disclosure for the risks related to portfolio companies acquiring debt in relationship to the investment strategy therein disclosed.

Response: The disclosure has been revised accordingly.

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8.	Comment: On page 61, in Tax Aspects, the disclosure states that if the Fund “holds more than 10% on the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation (“CFC”),” there are collateral tax consequences. Please supplementally confirm that the Fund does not intend at this time to invest in CFCs and insert a qualifying statement that the Fund does not intend to investment in CFCs as of the date of the Registration Statement, but if it did, the enumerated collateral tax consequences would so follow.

Response: The disclosure has been revised accordingly.

9.	Comment: In Appendix A, Related Performance Information for the Advisor’s Private Markets Investments, please revise the prior performance presentation so that it presents the average annual total return for 1, 5, and 10 years of operation or since date of inception if less than 10 years. Performance may be presented in other formats if it is accompanied by the average annual total return for 1, 5 and 10 years.

Response: We have removed Appendix A.

10.	Comment: Please include risk disclosure regarding total return swaps and short sales in the Prospectus if they will be part of the Fund’s principal investment strategy.

Response: The disclosure has been revised accordingly.

Statement of Additional Investments

11.	Comment: In the Investment Restrictions section, please clarify with respect to the Fund’s policy on making loans that in no case will investments be made outside of the confines of the 1940 Act.

Response: The disclosure has been revised accordingly.

12.	Comment: The SEC does not consider investment grade CLOs to be an appropriate carve out from the definition of industry. Please revise the disclosure to clarify the treatment of CLO investments.

Response: The disclosure has been revised accordingly.

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Should you have any questions or comments, please contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz

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